ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 22, 2016	Sarah Clinton
T +1 617 951 7375
F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jay Williamson

Re:	Blackstone Alternative Alpha Fund (“BAAF”) (File Nos. 811-22634 and 333-211532) and Blackstone Alternative Alpha Fund II (“BAAF II”) (File Nos. 811-22792 and 333-211533) (each a “Fund” and collectively, the “Funds”)

Ladies and Gentlemen:

This letter provides each Fund’s response to oral comments on (i) BAAF’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 10 under the Investment Company Act of 1940, as amended (the “1940 Act”), to BAAF’s Registration Statement (File Nos. 811-22634 and 333-211532) on Form N-2; and (ii) BAAF II’s Registration Statement under the Securities Act and Amendment No. 6 under the 1940 Act to BAAF II’s Registration Statement (File Nos. 811-22792 and 333-211533) on Form N-2, each filed on May 23, 2016, which Jay Williamson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to Sarah Clinton and Dylan Sherwood of Ropes & Gray LLP, counsel to the Funds, on June 23, 2016. The comments, together with the Funds’ responses, are set forth below. Unless stated otherwise, each of the comments and the Funds’ responses thereto apply to each of BAAF and BAAF II. Capitalized terms not defined in this letter have the same meaning as in the Funds’ Registration Statements.

Prospectus

1.	The table in the section “Summary of Fees and Expenses” in each Fund’s Prospectus has not yet been completed and other financial information is not yet included in the Registration Statement. Please provide the missing information. The Staff may have further comments once such information has been provided.

Response: The requested information has been added.

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2.	In the footnotes following the table in the section “Summary of Fees and Expenses” in each Fund’s Prospectus, footnote 3 states that “The Fund’s contractual investment management fee rate under its investment management agreement (the ‘Investment Management Agreement’) with BAAM is 1.25%.” Please add additional disclosure to indicate that the 1.25% fee rate is based on the net asset value of the Master Fund.

Response: The Funds respectfully submit that the disclosure referred to by the Staff is meant to disclose the management fee rate payable under the Funds’ investment management agreements with Blackstone Alternative Asset Management L.P. (“BAAM”) and is not intended to identify the management fee payable indirectly by the Funds as a result of their investment in the Master Fund. In order to clarify the disclosure, the Funds have revised the reference footnote as follows:

The ~~management fee is payable by the~~ Master Fund pays a management fee of 1.25% annually based on the Master Fund’s net asset value. The Master Fund’s management fee is borne indirectly by Investors as a result of the Fund’s investment in the Master Fund. The Fund’s contractual investment management fee rate under its investment management agreement (the “Investment Management Agreement”) with BAAM is also 1.25%; however, pursuant to its Investment Management Agreement, no investment management fee is payable by the Fund with respect to any period during which the only investment security held by the Fund is that of another registered investment company. As a result, as long as the Fund continues to invest in the Master Fund as part of a master-feeder arrangement, Investors will incur a single fee for investment management services provided by BAAM to the Fund and the Master Fund.

3.	In the footnotes following the table in the section “Summary of Fees and Expenses” in each Fund’s Prospectus, footnote 7 discusses BAAM’s contractual agreement to waive fees and/or reimburse expenses of the Fund so that the Fund’s Specified Expenses will not exceed 0.35% and discusses the Fund’s contractual requirement to repay amounts of fees waived or reimbursed by BAAM to extent the Fund’s Specified Expenses are less than 0.35% during the three years following the waiver or reimbursement. When discussing the ability of BAAM to recoup fees, please indicate that BAAM may only recoup fees to the extent a Fund’s Specified Expenses are less than 0.35% or any lower limits then in place.

Response: The requested change has been made.

4.	In the “Financial Highlights” section of each Fund’s Prospectus, the Staff notes that information for the fiscal year ended March 31, 2016 has not yet been provided and a consent of the Funds’ independent public auditor is not included. Please provide this missing information.

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Response: The requested information has been added.

5.	The Staff notes that the following disclosure has been added to the “Other Service Providers to the Fund and Master Fund” section of each Fund’s Prospectus: “Investors are not parties to, or intended (“third-party”) beneficiaries of, any such contractual arrangements, and such contractual arrangements are not intended to create in any individual Investor or group of Investors any right to enforce them against the service providers or to seek any remedy under them against the service providers, either directly or on behalf of the Fund.” Please explain supplementally (i) whether the Funds’ Declaration of Trust, investment advisory agreements, and other service provider agreements include similar language indicating that investors are not intended third-party beneficiaries; (ii) if such Fund documents include such language, when the language was added; (iii) whether the Funds would intend to assert this theory against shareholders that might bring an action against the investment adviser or other service providers; and (iv) to the extent the Funds intend to assert this theory against investors that invested in the Fund prior to the addition of the disclosure, why the Fund believes asserting this defense theory would be appropriate, given the timing of the disclosure relative to the timing of an investor’s investment in the Fund.

Response: Similar language is not currently in place in the Funds’ Declarations of Trust, Bylaws, investment advisory agreements, or other service provider agreements, but the Funds may incorporate similar language in the future.

The Funds cannot predict at this time what, if any, defenses it may assert if, hypothetically, a lawsuit was brought by Fund shareholders, particularly in light of the fact that any contractual claim by Fund shareholders would be asserted under applicable state law. The Funds would expect to evaluate state law defenses available with the assistance of counsel if or when any such claim was asserted. The Funds also note that it is possible they might not be a party to a potential claim, and they cannot predict what defenses might be asserted by the Funds’ service providers if a claim were asserted against those service providers.

The Funds submit that the referenced disclosure merely describes their current understanding with respect to third-party beneficiaries. While, as noted above, the Funds would evaluate defenses with the assistance of counsel in light of the circumstances applicable to any claim actually brought, because the Funds believe that the disclosure represents a clarification as opposed to a substantive change, the Funds believe that it may be an appropriate defense regardless of when an investor first invested in a Fund.

Statement of Additional Information (“SAI”)

6.

In the “Financial Statements” section of each Fund’s SAI, the Staff notes that, for the Master Fund’s fiscal year ended March 31, 2016, it reported approximately $106 million in unrealized depreciation from investments in Investee Funds versus over $70 million in

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unrealized appreciation from investments in Investee Funds for the prior fiscal year. Please explain supplementally the material factors, including specific investment strategies and events that contributed to this decline. In addition, please explain supplementally whether and, if so, how this information was communicated to investors.

Response: The Funds respectfully submit that there have been no material changes to their investment strategies responsible for the Funds’ performance during the 2016 fiscal year. The Funds submit that a variety of market factors, including but not limited to market volatility resulting from geopolitical risks, fears related to a deceleration of growth in China, a continuation of low oil prices, and uncertainty around the pace of interest rate increases by the U.S. Federal Reserve, contributed to the weaker performance of the underlying investment funds in which the Master Fund invested during the period. The Funds submit that the information on unrealized depreciation on investments in Investee Funds that was observed by the Staff was included in the shareholder reports for each of the Funds, which are mailed to existing shareholders. The Funds also note that the weaker performance of investments in Investee Funds was also reflected in the Funds’ total return figures that were provided in the shareholder reports and are available to investors on a more frequent basis. In addition to the Funds’ shareholder reports, the Funds make available a variety of information to shareholders on a monthly and quarterly basis that discloses then-current performance information for the Funds, such as the Funds’ fact cards and mid-month performance estimates.

7.	The Staff notes that a legal opinion covering the shares that are to be registered by the Funds’ amendments to their Registration Statements has not yet been provided and that the Staff frequently reviews and comments on the contents of these legal opinions, and, therefore, requests that they be provided with sufficient time to review the contents of such opinions.

Response: The Funds have included the referenced legal opinions as exhibits to the amendments to their Registration Statements.

* * * * *

On behalf of each Fund, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve a Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) a Fund will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Sincerely,

/s/ Sarah Clinton

cc:	James Hannigan, Esq., Blackstone Alternative Asset Management L.P.

James E. Thomas, Esq., Ropes & Gray LLP